ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONDENSED INTERIM FINANCIAL STATEMENTS
For the nine months ended December 31, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

Francis Dube	Brian Bosse
Executive Chairman	Chief Financial Officer

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

1

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)
CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	December 31, 2021 $	March 31, 2021 $	April 1, 2020 $
ASSETS		(Restated) (Note 2)	(Restated) (Note 2)
Current assets
Cash and cash equivalents [note 9]	3,076,238	3,091,549	805,947
Amounts and other receivables	943,138	119,349	77,537
Inventories [note 3]	271,040	-	-
Prepaids and deposits	863,558	174,480	190,588
Total current assets	5,153,974	3,385,378	1,074,072

Non-current assets
Property and equipment [note 4]	2,304,446	705,221	99,515
Total non-current assets	2,304,446	705,221	99,515
Total assets	7,458,420	4,090,599	1,173,587

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 6]	958,559	373,103	415,896
Current portion of lease liability [note 8]	142,189	122,452	-
Unit subscriber deposits	-	2,008,728	-
Deferred premium on flow-through shares	-	1,884	111,679
Total current liabilities	1,100,748	2,506,167	527,575

Non-current liabilities
Lease liability [note 8]	172,812	281,873	-
Total non-current liabilities	172,812	281,873	-
Total liabilities	1,273,560	2,788,040	527,575

SHAREHOLDERS' EQUITY
Share capital [note 7(a)]	53,956,670	43,801,952	40,211,736
Warrants [note 7(b)]	-	407,264	331,415
Share-based payment reserve [note 7(c)]	5,487,590	3,270,399	1,599,609
Shares to be issued	-	472,500	472,500
Deficit	(53,259,400)	(46,649,556)	(41,969,248)
Total shareholders' equity	6,184,860	1,302,559	646,012
Total shareholders' equity and liabilities	7,458,420	4,090,599	1,173,587
Commitments and Contingencies [note 13]
Subsequent Events [note 16]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on February 24, 2022.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)
CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	Three Months Ended December 31, 2021 $	Three Months Ended December 31, 2020 $	Nine Months Ended December 31, 2021 $	Nine Months Ended December 31, 2020 $
		(Restated) (Note 2)		(Restated) (Note 2)

REVENUE	555,097	-	705,242	-

EXPENSES
Amortization [note 4]	120,995	14,216	271,859	29,976
Consulting fees	144,572	102,500	657,661	290,252
Exploration and evaluation expenses	-	467,104	436,916	775,985
General and administrative [notes 10 and 15]	622,037	233,291	1,732,449	613,682
Investor relations and promotion	43,790	38,535	129,568	61,852
Professional fees	366,153	320,218	1,081,191	462,023
Research and development	162,337	-	1,002,444	-
Stock-based compensation [notes 7(c) and 10]	985,264	1,139,919	2,407,089	1,312,209
Supplies and materials	238,854	133,655	420,207	167,195
	2,684,002	2,449,438	8,139,384	3,713,174

Loss before the undernoted	(2,128,905)	(2,449,438)	(7,434,142)	(3,713,174)

Interest and other income	2,261	1,756	15,557	4,750
Premium on flow-through shares	-	49,931	1,884	96,684
Government grants	211,465	122,549	329,728	303,620
Total other income	213,726	174,236	347,169	405,054

Net loss for the period, being total comprehensive loss for the period	(1,915,179)	(2,275,202)	(7,086,973)	(3,308,120)

Basic and diluted net loss per share [note 14]	0.02	0.03	0.08	0.04

See accompanying notes to the condensed interim unaudited financial statements

3

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)
CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Nine Months Ended December 31, 2021	Nine Months Ended December 31, 2020
(Stated in Canadian Dollars)	$	$
		(Restated) (Note 2)

OPERATING ACTIVITIES
Loss for the period	(7,086,973)	(3,308,120)
Items not affecting cash
Amortization [note 4]	271,859	29,976
Premium on flow-through shares	(1,884)	(96,684)
Non-cash exploration and evaluation expenses	47,869	130,198
Stock-based compensation [note 7(c)]	2,407,089	1,312,209
	(4,362,040)	(1,932,421)
Net change in non-cash working capital balances [note 9]	(1,144,041)	131,886
Cash flows from operating activities	(5,506,081)	(1,800,535)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,871,084)	(100,329)
Cash flows from investing activities	(1,871,084)	(100,329)

FINANCING ACTIVITIES
Units issued [note 7(a)]	4,337,998	2,050,000
Unit issue costs [note 7(a)]	(63,364)	(37,661)
Unit subscriber deposits	(2,008,728)	-
Proceeds from stock options exercised [note 7(a)]	323,267	359,666
Proceeds from warrants exercised [note 7(a)]	4,866,415	896,291
Payments on lease liability	(93,734)	(32,100)
Cash flows from financing activities	7,361,854	3,236,196

Change in cash during the period	(15,311)	1,335,332
Cash, beginning of period	3,091,549	805,947
Cash, end of period	3,076,238	2,141,279

Supplementary disclosures - see note 9

See accompanying notes to the condensed interim unaudited financial statements

4

ZENTEK LTD.

(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

	Number of	Share Capital	Warrants	Share-Based Payment Reserve	Share to be Issued	Deficit	Total Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$
						(Note 2)
Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(41,969,248)	646,012
Issuance of units [note 7(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 7(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 7(a)]	633,333	594,333	-	(234,667)	-	-	359,666
Warrants exercised [note 7(a)]	1,465,596	1,075,469	(179,178)	-	-	-	896,291
Recognition of stock-based compensation [note 7(c)]	-	-	-	1,442,407	-	-	1,442,407
Stock options expired [note 7(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the period [note 2]	-	-	-	-	-	(3,308,120)	(3,308,120)
Balance as at December 31, 2020	86,037,097	43,668,092	423,222	2,524,349	472,500	(44,994,368)	2,093,795

Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(46,649,556)	1,302,559
Issuance of units [note 7(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs [note 7(a)]	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Issuance of shares for debt [note 7(a)]	19,157	50,000	-	-	-	-	50,000
Stock options exercised [note 7(a)]	493,333	561,034	-	(237,767)	-	-	323,267
Warrants exercised [note 7(a)]	4,256,064	5,999,423	(1,133,008)	-	-	-	4,866,415
Recognition of stock-based compensation [note 7(c)]	-	-	-	2,454,958	-	-	2,454,958
Share purchase warrants expired [note 7(b)]	-	-	(4,629)	-	-	4,629	-
Reversal of shares to be issued	-	-	-	-	(472,500)	472,500	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(7,086,973)	(7,086,973)
Balance as at December 31, 2021	92,719,194	53,956,670	-	5,487,590	-	(53,259,400)	6,184,860

See accompanying notes to the condensed interim unaudited financial statements

5
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

1. NATURE OF BUSINESS

Effective October 27, 2021, ZEN Graphene Solutions Ltd. obtained TSX Venture Exchange approval to change its name to Zentek Ltd. (the "Company"). The Company was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZENGuard coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

6
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2021, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2021.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

During the nine month period ended December 31, 2021, the Company began generating operating revenue and carrying inventory. As such, the Company adopted the following significant accounting policies.

Revenue Recognition

Revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectable amount, or the amount in respect of which recovery has ceased to be probable, it is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized. The Company's main source of revenue consists of supplying anti-microbial coating to the customer. Each revenue transaction consists of two main components: 1) a fixed price upon the customer's ordering of the product; and 2) a variable price upon the customer's sale of the product to third parties. Revenue is recognized once the product is delivered to the customer, the amount to be received can be reasonably estimated and collection is reasonably assured.

Inventories

Inventories are comprised of raw materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a standard cost basis, and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory cost is determined on a first-in, first-out basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials and freight-in.

7
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2022 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

Change in Accounting Policy and Restatement

During the nine month period ended December 31, 2021, the Company changed its accounting policy of capitalizing exploration and evaluation expenditures. The Company believes that expensing such costs as incurred provides more reliable and relevant financial information. Cost of exploration properties, including the cost of acquiring prospective properties and mineral rights, and exploration and evaluation costs are expensed until it has been established that a mineral property is commercially viable. Previously, the Company capitalized these amounts. The financial statements for the three and nine month periods ended December 31, 2020 and as at March 31, 2021 and April 1, 2020 have been restated to reflect adjustments made as a result of this change in accounting policy.

The following is a reconciliation of the Company's financial statements as at April 1, 2020 and March 31, 2021 and for the three and nine month periods ended December 31, 2020.

8
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in Accounting Policy (continued)

Statement of Financial Position

	April 1, 2020 as previously reported $	Adjustment $	April 1, 2020 as restated $
ASSETS
Current assets
Cash	805,947	-	805,947
Amounts and other receivables	77,537	-	77,537
Prepaids and deposits	190,588	-	190,588
Total current assets	1,074,072	-	1,074,072

Non-current assets
Property and equipment	99,515	-	99,515
Exploration and evaluation assets	25,065,071	(25,065,071)	-
Total non-current assets	25,164,586	(25,065,071)	99,515
Total assets	26,238,658	(25,065,071)	1,173,587

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	415,896	-	415,896
Deferred premium on flow-through shares	111,679	-	111,679
Total liabilities	527,575	-	527,575

SHAREHOLDERS' EQUITY
Share capital	40,211,736	-	40,211,736
Warrants	331,415	-	331,415
Share-based payment reserve	1,599,609	-	1,599,609
Shares to be issued	472,500	-	472,500
Deficit	(16,904,177)	(25,065,071)	(41,969,248)
Total shareholders' equity	25,711,083	(25,065,071)	646,012
Total shareholders' equity and liabilities	26,238,658	(25,065,071)	1,173,587

9
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in Accounting Policy (continued)

Statement of Financial Position

	March 31, 2021 as previously reported $	Adjustment $	March 31, 2021 as restated $

ASSETS
Current assets
Cash	3,091,549	-	3,091,549
Amounts and other receivables	119,349	-	119,349
Prepaids and deposits	174,480	-	174,480
Total current assets	3,385,378	-	3,385,378

Non-current assets
Property and equipment	705,221	-	705,221
Exploration and evaluation assets	26,159,729	(26,159,729)	-
Total non-current assets	26,864,950	(26,159,729)	705,221
Total assets	30,250,328	(26,159,729)	4,090,599

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	373,103	-	373,103
Current portion of lease liability	122,452	-	122,452
Unit subscriber deposits	2,008,728	-	2,008,728
Deferred premium on flow-through shares	1,884	-	1,884
Total current liabilities	2,506,167	-	2,506,167

Non-current liabilities
Lease liability	281,873	-	281,873
Total non-current liabilities	281,873	-	281,873
Total liabilities	2,788,040	-	2,788,040

SHAREHOLDERS' EQUITY
Share capital	43,801,952	-	43,801,952
Warrants	407,264	-	407,264
Share-based payment reserve	3,270,399	-	3,270,399
Shares to be issued	472,500	-	472,500
Deficit	(20,489,827)	(26,159,729)	(46,649,556)
Total shareholders' equity	27,462,288	(26,159,729)	1,302,559
Total shareholders' equity and liabilities	30,250,328	(26,159,729)	4,090,599

10
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in Accounting Policy (continued)

Statement of Loss and Comprehensive Loss

	Three months ended December 31, 2020 as previously reported	Adjustment	Three months ended December 31, 2020 as restated
	$	$	$
EXPENSES
Amortization	14,216	-	14,216
Consulting fees	102,500	-	102,500
Exploration and evaluation expenses	-	467,104	467,104
General and administrative	233,291	-	233,291
Investor relations and promotion	38,535	-	38,535
Professional fees	320,218	-	320,218
Stock-based compensation	1,139,919	-	1,139,919
Supplies and materials	133,655	-	133,655
	1,982,334	467,104	2,449,438

Loss before the undernoted	1,982,334	467,104	2,449,438

Interest and other income	1,756	-	1,756
Premium on flow-through shares	49,931	-	49,931
Government grants	82,220	40,329	122,549
Total other income	133,907	40,329	174,236

Net loss for the period, being total comprehensive loss for the period	(1,848,427)	(426,775)	(2,275,202)

Basic and diluted net loss per share	0.02		0.03

11
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in Accounting Policy (continued)

Statement of Loss and Comprehensive Loss

	Nine months ended December 31, 2020 as previously reported $	Adjustment $	Nine months ended December 31, 2020 as restated $

EXPENSES
Amortization	29,976	-	29,976
Consulting fees	290,252	-	290,252
Exploration and evaluation expenses	-	775,985	775,985
General and administrative	613,682	-	613,682
Investor relations and promotion	61,852	-	61,852
Professional fees	462,023	-	462,023
Stock-based compensation	1,312,209	-	1,312,209
Supplies and materials	167,195	-	167,195
	2,937,189	775,985	3,713,174

Loss before the undernoted	2,937,189	775,985	3,713,174

Interest and other income	4,750	-	4,750
Premium on flow-through shares	96,684	-	96,684
Government grants	196,172	107,448	303,620
Total other income	297,606	107,448	405,054

Net loss for the period, being total comprehensive loss for the period	(2,639,583)	(668,537)	(3,308,120)

Basic and diluted net loss per share	0.03		0.04

12
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in Accounting Policy (continued)

Statement of Cash Flows

	Nine months ended December 31, 2020 as previously reported	Adjustment	Nine months ended December 31, 2020 as restated
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(2,639,583)	(668,537)	(3,308,120)
Items not affecting cash
Amortization	29,976	-	29,976
Premium on flow-through shares	(96,684)	-	(96,684)
Non-cash exploration and evaluation expenses	-	130,198	130,198
Stock-based compensation	1,312,209	-	1,312,209
	(1,394,082)	(538,339)	(1,932,421)
Net change in non-cash working capital balances	87,791	44,095	131,886
Cash flows from operating activities	(1,306,291)	(494,244)	(1,800,535)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(601,692)	601,692	-
Government assistance received	107,448	(107,448)	-
Purchase of equipment	(100,329)	-	(100,329)
Cash flows from investing activities	(594,573)	494,244	(100,329)

FINANCING ACTIVITIES
Units issued	2,050,000	-	2,050,000
Unit issue costs	(37,661)	-	(37,661)
Proceeds from stock options exercised	359,666	-	359,666
Proceeds from warrants exercised	896,291	-	896,291
Payments on lease liability	(32,100)		(32,100)
Cash flows from financing activities	3,236,196	-	3,236,196

Change in cash during the period	1,335,332	-	1,335,332
Cash, beginning of period	805,947	-	805,947
Cash, end of period	2,141,279	-	2,141,279

3. INVENTORIES

	December 31, 2021	March 31, 2021
	$	$

Raw materials	271,040	-

13
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

4. PROPERTY AND EQUIPMENT

For the nine months ended December 31, 2021

Cost	Balance at March 31 2021 $	Additions $	Disposals $	Balance at December 31 2021 $
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	10,610	-	26,409
Equipment - Lab and Field	251,699	315,001	-	566,700
Computers	51,151	45,625	-	96,776
Computer software	19,846	18,544	-	38,390
Signage	4,917	-	-	4,917
Leasehold improvements	111,190	110,286	-	221,476
Asset under construction (i)	-	1,371,018	-	1,371,018
Right-of-Use Asset - building (ii)	478,223	-	-	478,223
Total	934,264	1,871,084	-	2,805,348

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		December 31
	2021	period	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,325	17	-	1,342
Equipment - Office	14,501	1,786	-	16,287
Equipment - Lab and Field	89,881	71,522	-	161,403
Computers	38,890	8,683	-	47,573
Computer software	19,846	13,908	-	33,754
Signage	1,770	472	-	2,242
Leasehold improvements	37,063	55,369	-	92,432
Right-of-Use Asset - building (ii)	25,767	120,102	-	145,869
Total	229,043	271,859	-	500,902

Carrying amounts	At	At
	March 31,	December 31,
	2021	2021
	$	$
Equipment - Automotive	114	97
Equipment - Office	1,298	10,122
Equipment - Lab and Field	161,818	405,297
Computers	12,261	49,203
Computer software	-	4,636
Signage	3,147	2,675
Leasehold improvements	74,127	129,044
Asset under construction (i)	-	1,371,018
Right-of-Use Asset - building (ii)	452,456	332,354
Total	705,221	2,304,446

14
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

4. PROPERTY AND EQUIPMENT (continued)

For the year ended March 31, 2021

Cost	Balance at March 31 2020 $	Additions $	Disposals $	Balance at March 31 2021 $
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	-	-	15,799
Equipment - Lab and Field	129,939	121,760	-	251,699
Computers	49,127	2,024	-	51,151
Computer software	538	19,308	-	19,846
Signage	4,917	-	-	4,917
Leasehold improvements	-	111,190	-	111,190
Right-of-Use Asset - building (ii)	-	478,223	-	478,223
Total	201,759	732,505	-	934,264

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		March 31
	2020	year	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,296	29	-	1,325
Equipment - Office	14,177	324	-	14,501
Equipment - Lab and Field	49,426	40,455	-	89,881
Computers	35,824	3,066	-	38,890
Computer software	538	19,308	-	19,846
Signage	983	787	-	1,770
Leasehold improvements	-	37,063	-	37,063
Right-of-Use Asset - building (ii)	-	25,767	-	25,767
Total	102,244	126,799	-	229,043

Carrying amounts	At March 31,	At March 31,
	2020	2021
	$	$
Equipment - Automotive	143	114
Equipment - Office	1,622	1,298
Equipment - Lab and Field	80,513	161,818
Computers	13,303	12,261
Computer software	-	-
Signage	3,934	3,147
Leasehold improvements	-	74,127
Right-of-Use Asset - building (ii)	-	452,456
Total	99,515	705,221

15
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

4. PROPERTY AND EQUIPMENT (continued)

(i) The Company's asset under construction relates to costs incurred for the design and development of a silver-graphene oxide pilot plant. No amortization has been recorded on this asset as it is not yet available for use.

(ii) The Company's right-of-use leased asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortize the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Amortization expense on this leased asset for the nine months ended December 31, 2021 was $120,102 (2020: $nil).

5. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. An NI 43-101 Technical Report on the Preliminary Economic Assessment of the Albany Project was completed in July 2015.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021 $	March 31, 2021 $

Trade payables	933,559	348,103
Accrued liabilities	25,000	25,000
	958,559	373,103

16
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the nine month period ended December 31, 2021, the Company completed the following share capital transactions:

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years. Unit issue costs associated with this private placement totaled $102,343 of which $38,979 was settled through the issuance of 15,592 shares.

A total of 493,333 common shares were issued upon exercise of 493,333 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $323,267. The carrying value of the options, being $237,767, was removed from Share-based payment reserve and added to share capital.

A total of 4,256,064 common shares were issued upon exercise of 4,256,064 warrants at exercise prices ranging from $0.50 to $3.00 per warrant for total proceeds of $4,865,994. The carrying value of the warrants, being $1,133,429, was removed from warrants and added to share capital.

On December 9, 2021, pursuant to a licensing agreement, the Company issued 19,157 common shares to a trade creditor at an agreed upon price of $2.61 per common share in settlement of amounts owing.

During the nine month period ended December 31, 2020, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing. There was no gain or loss as a result of this debt settlement.

A total of 633,333 common shares were issued upon exercise of 633,333 stock options at exercise prices ranging from $0.53 to $0.72 per option for total proceeds of $359,666. The carrying value of the options, being $234,667, was removed from Share-based payment reserve and added to share capital.

A total of 1,465,596 common shares were issued upon exercise of 1,465,596 warrants at exercise prices ranging from $0.50 to $0.80 per warrant for total proceeds of $896,291. The carrying value of the warrants, being $179,178, was removed from warrants and added to share capital.

17
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of December 31, 2021.

The following is a summary of warrants activity for the periods ended December 31, 2021 and March 31, 2021:

	Nine months ended December 31, 2021		Year ended March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	3,393,965	0.67	3,293,976	0.58
Granted	867,598	3.00	1,708,337	0.80
Exercised	(4,256,064)	1.14	(1,608,348)	0.62
Expired	(5,499)	3.00	-	-
Balance, end of period	-	-	3,393,965	0.67

On April 8, 2021, the Company issued 867,598 share purchase warrants as part of a private placement financing with an exercise price of $3.00 and an expiry date of April 8, 2023. The expiry date was accelerated to November 3, 2021. The grant date fair value of these warrants was $0.84. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 97%; risk-free interest rate of 0.31%; and expected life of 2 years.

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The expiry date was accelerated to November 3, 2021. The grant date fair value of these warrants was $0.16. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

18
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 7,498,334 options are outstanding as at December 31, 2021.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the nine month period ended December 31, 2021, the Company issued the following stock options:

On April 13, 2021, the Company issued 50,000 stock options to a consultant with an exercise price of $1.76 per share and an expiry date of April 13, 2023. The grant date fair value of these stock options was $0.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 2 years. The vesting period of the options granted to the consultant is as follows: 100% at August 13, 2021.

On April 13, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $1.76 per share and an expiry date of April 13, 2026. The grant date fair value of these stock options was $1.16. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023.

On June 30, 2021, the Company issued 150,000 stock options to a consultant with an exercise price of $3.50 per share and an expiry date of June 30, 2024. The grant date fair value of these stock options was $2.01. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 93%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

19
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 23, 2021, the Company issued 25,000 stock options to an employee with an exercise price of $3.10 per share and an expiry date of July 23, 2024. The grant date fair value of these stock options was $1.75. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at July 23, 2021; 1/3 at July 23, 2022; 1/3 at July 23, 2023.

On September 3, 2021, the Company issued 100,000 stock options to numerous employees with an exercise price of $3.69 per share and an expiry date of September 3, 2024. The grant date fair value of these stock options was $2.12. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the employees is as follows: 1/3 at September 3, 2021; 1/3 at March 3, 2022; 1/3 at September 3, 2022.

On September 21, 2021, the Company issued 120,000 stock options to a consultant with an exercise price of $4.08 per share and an expiry date of September 21, 2024. The grant date fair value of these stock options was $2.31. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at September 21, 2021; 1/3 at September 21, 2022; 1/3 at September 21, 2023.

On October 13, 2021, the Company issued 100,000 stock options to numerous employees with an exercise price of $4.92 per share and an expiry date of October 13, 2024. The grant date fair value of these stock options was $2.84. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 1.07%; and expected life of 3 years. The vesting period of the options granted to the employees is as follows: 1/3 at October 13, 2021; 1/3 at October 13, 2022; 1/3 at October 13, 2023.

On October 26, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $4.77 per share and an expiry date of October 26, 2024. The grant date fair value of these stock options was $2.75. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 1.07%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at October 26, 2021; 1/3 at October 26, 2022; 1/3 at October 26, 2023.

On November 1, 2021, the Company issued 100,000 stock options to numerous consultants with an exercise price of $5.67 per share and an expiry date of November 1, 2024. The grant date fair value of these stock options was $3.21. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 89%; expected forfeiture rate of 0%; risk-free interest rate of 1.05%; and expected life of 3 years. The vesting period of the options granted to the consultants is as follows: 1/3 at November 1, 2021; 1/3 at November 1, 2022; 1/3 at November 1, 2023.

20
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On December 15, 2021, the Company issued 25,000 stock options to an employee with an exercise price of $5.20 per share and an expiry date of December 15, 2026. The grant date fair value of these stock options was $3.39. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.99%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at December 15, 2021; 1/3 at December 15, 2022; 1/3 at December 15, 2023.

On December 29, 2021, the Company issued 200,000 stock options to an employee and a consultant with an exercise price of $5.22 per share and an expiry date of December 29, 2024. The grant date fair value of these stock options was $2.96. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 89%; expected forfeiture rate of 0%; risk-free interest rate of 0.99%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at December 29, 2021; 1/3 at June 29, 2022; 1/3 at December 29, 2022. The vesting period of the options granted to the consultant is as follows: 1/3 at December 29, 2021; 1/3 at December 29, 2022; 1/3 at December 29, 2023.

During the nine month period ended December 31, 2020, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

21
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

On October 6, 2020, the Company issued 400,000 stock options to a number of directors with an exercise price of $0.75 per share and an expiry date of October 6, 2025. The grant date fair value of these stock options was $0.45. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; expected forfeiture rate of 0%; risk-free interest rate of 0.24%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at October 6, 2020; 1/3 at April 6, 2021; 1/3 at October 6, 2021.

On November 24, 2020, the Company issued 75,000 stock options to a consultant with an exercise price of $1.77 per share and an expiry date of November 24, 2025. The grant date fair value of these stock options was $1.14. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.27%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/2 at November 24, 2020; 1/2 at May 24, 2021.

On December 9, 2020, the Company issued 250,000 stock options to a number of consultants with an exercise price of $1.64 per share and an expiry date of December 9, 2023. The grant date fair value of these stock options was $0.91. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 88%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at December 9, 2020; 1/3 at December 9, 2021; 1/3 at December 9, 2022.

On December 30, 2020, the Company issued 1,000,000 stock options to a number of directors with an exercise price of $3.32 per share and an expiry date of December 30, 2025. The grant date fair value of these stock options was $2.15. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at December 30, 2020; 1/3 at June 30, 2021; 1/3 at December 30, 2021.

On December 30, 2020, the Company issued 425,000 stock options to a number of employees and consultants with an exercise price of $3.32 per share and an expiry date of December 30, 2023. The grant date fair value of these stock options was $1.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the employees and consultants is as follows: 1/3 at December 30, 2020; 1/3 at December 30, 2021; 1/3 at December 30, 2022.

22
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company's computation of expected volatility for the nine months ended December 31, 2021 and 2020 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation expense and under capital stock as share-based payment reserve:

	Nine months Ended December 31, 2021	Nine months Ended December 31, 2020
	$	$

Stock-based compensation expense	2,407,089	1,312,209
Exploration and evaluation expense	47,869	130,198
	2,454,958	1,442,407

Stock option and share-based payment activity for the periods ended December 31, 2021 and March 31, 2021 are summarized as follows:

	Nine months ended		Year ended
	December 31, 2021		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	7,021,667	1.13	4,775,000	0.55
Granted	970,000	4.24	3,100,000	1.94
Exercised	(493,333)	0.64	(653,333)	0.57
Expired	-	-	(200,000)	1.67
Balance, end of period	7,498,334	1.56	7,021,667	1.13

23
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

7. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At December 31, 2021, outstanding options to acquire common shares of the Company were as follows:

Expiry Date	Exercise Price $	Number of Options Issued #	Number of Options Exercisable #	Grant date fair value $	Weighted average remaining contractual life (years)
April 13, 2023	1.76	50,000	50,000	46,000	1.28
July 3, 2023	0.50	1,350,000	1,350,000	405,000	1.50
August 13, 2023	0.53	740,000	740,000	244,200	1.62
November 14, 2023	0.40	100,000	100,000	26,000	1.87
December 9, 2023	1.64	250,000	166,667	227,500	1.94
December 30, 2023	3.32	425,000	283,333	816,000	2.00
June 30, 2024	3.50	150,000	50,000	301,500	2.50
July 17, 2024	0.40	1,225,000	1,225,000	208,250	2.55
July 23, 2024	3.10	25,000	8,333	43,750	2.56
September 3, 2024	3.69	100,000	33,333	212,000	2.68
September 21, 2024	4.08	120,000	40,000	277,200	2.73
October 13, 2024	4.92	100,000	33,333	189,333	2.79
October 26, 2024	4.77	50,000	16,667	137,500	2.82
November 1, 2024	5.67	100,000	33,333	321,000	2.84
December 10, 2024	0.40	80,000	80,000	15,200	2.95
December 29, 2024	5.22	200,000	66,667	592,000	3.00
May 8, 2025	0.40	600,000	483,333	132,000	3.35
May 16, 2025	0.40	100,000	66,667	24,000	3.38
July 6, 2025	0.68	33,334	-	13,667	3.52
July 24, 2025	0.63	150,000	100,000	57,000	3.56
October 6, 2025	0.75	400,000	400,000	180,000	3.77
November 24, 2025	1.77	75,000	75,000	85,500	3.90
December 30, 2025	3.32	1,000,000	1,000,000	2,150,000	4.00
April 13, 2026	1.76	50,000	16,667	58,000	4.28
December 15, 2026	5.20	25,000	8,333	84,750	4.96
		7,498,334	6,426,666	6,847,350	2.62

24
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

8. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into an agreement for its future corporate headquarters and current manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted agreement which expires on January 31, 2024. The lease liability for the periods ended December 31, 2021 and March 31, 2021 is as follows:

	Nine months	Year
	Ended	Ended
	December 31,	March 31,
	2021	2021
	$	$

Lease liability	315,001	404,325
Less: current portion	(142,189)	(122,452)
Long-term portion	172,812	281,873

Interest expense recognized on the lease liability for the nine months ended December 31, 2021 was $55,126 (2020: $nil) which is included under general and administrative expenses on the statement of loss and comprehensive loss.

9. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31, 2021 $	December 31, 2020 $
Amounts and other receivables	(823,789)	(55,520)
Inventories	(271,040)	-
Prepaids and deposits	(689,078)	(9,071)
Accounts payable and accrued liabilities	639,866	196,477
	(1,144,041)	131,886

Supplementary disclosures:

Shares issued to settle debt	$50,000	$45,200

Cash and cash equivalents are comprised of:	December 31,	March 31,
	2021	2021
	$	$

Cash in bank	2,876,238	3,091,549
Cashable guaranteed investment certificate, 0.5%, maturing December 2022	200,000	-
	3,076,238	3,091,549

25
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

10. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the nine month periods ended December 31, 2021 and 2020 were as follows:

	2021	2020
	$	$

Short-term benefits	577,500	482,167
Stock-based compensation	1,067,814	1,073,699
	1,645,314	1,555,866

As part of the private placement issued during the nine months ended December 31, 2021 as disclosed in note 7(a), officers and directors of the Company purchased 36,000 units for gross proceeds of $90,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 13(b).

26
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

11. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada, as well as intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the nine month period ended December 31, 2021.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

As the Company has commenced production and sales, it is exposed to trade credit risk with respect to its amounts receivable. The Company manages its credit risk by reviewing and assessing credit exposure prior to facilities being committed to customers. Overall the Company's credit risk has increased from the prior period as a result of trade receivables now being generated through sales.

ii) Cash and Cash Equivalents

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution and the Company invests only in highly rated investment grade instruments that have maturities of one year or less.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

27
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

11. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2021, the Company's only financial instruments recorded at fair value are cash equivalents and these are classified as Level 2 within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

12. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended December 31, 2021 and the year ended March 31, 2021.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

28
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

13. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has an employment agreement with its President. The current salary level for the individual pursuant to the employment agreement is $120,000 annually.

The Company has an employment agreement with its Chief Executive Officer. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

The Company has an employment agreement with its Chief Financial Officer. The current salary level for the individual pursuant to the employment agreement is $120,000 annually.

The Company has an employment agreement with its Executive Chairman. The current salary level for the individual pursuant to the employment agreement is $200,000 annually.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

14. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended December 31, 2021 is 92,134,469 (2020: 85,334,895). The weighted average number of common shares issued and outstanding for the nine months ended December 31, 2021 is 89,863,546 (2020: 83,338,066). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 7,498,334 (December 31, 2020: 10,578,384).

29
ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

15. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months Ended December 31, 2021 $	Three months Ended December 31, 2020 $	Nine months Ended December 31, 2021 $	Nine months Ended December 31, 2020 $

Insurance	48,297	8,776	100,957	18,026
Investor communications	41,810	40,657	98,788	77,016
Meals and entertainment	17,430	3,367	46,045	12,348
Occupancy and office expenses	114,835	26,898	465,120	122,815
Salaries and benefits	345,906	130,244	914,800	336,655
Travel	53,759	23,349	106,739	46,822
	622,037	233,291	1,732,449	613,682

16. SUBSEQUENT EVENTS

On January 4, 2022, the Company closed its bought-deal prospectus offering for gross proceeds of $23,005,060 and its concurrent non-brokered private placement for gross proceeds of $10,009,022. Pursuant to these offerings, the Company issued a total of 6,348,892 common shares at a price of $5.20 per common share. Cash commissions and issuance costs associated with the offerings totaled $1,618,313.

On January 14, 2022, 1,300,000 stock options were issued to a number of directors, officers and employees under the stock option plan described in Note 7(c). The stock options have an exercise price of $4.25 per share. The options granted to the employees expire on January 14, 2025 and have a vesting period as follows: 1/3 at January 14, 2022; 1/3 at January 14, 2023; 1/3 at January 14, 2024. The options granted to the directors and officers expire on January 14, 2027 and have a vesting period as follows: 1/3 at January 14, 2022; 1/3 at July 14, 2022; 1/3 at January 14, 2023.

On January 17, 2022, 20,000 stock options were issued to an employee under the stock option plan described in Note 7(c). The stock options have an exercise price of $4.25 per share. The options granted to the employee expire on January 17, 2025 and have a vesting period as follows: 1/3 at January 17, 2022; 1/3 at January 17, 2023; 1/3 at January 17, 2024.